     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 14, 2003

                           REGISTRATION NO. 333-
                                                -----
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               EMERSON RADIO CORP.
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             (Exact name of registrant as specified in its charter)


           Delaware                                           22-3285224
-------------------------------                       ------------------------
(State or other jurisdiction of                       (I.R.S. Employer ID No.)
 incorporation or organization)


                                 Nine Entin Road
                          Parsippany, New Jersey 07054
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Kenneth A. Corby
              Executive Vice President and Chief Financial Officer
                               Emerson Radio Corp.
                                 Nine Entin Road
                          Parsippany, New Jersey 07054
                                 (973) 884-5800
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            (Name, address and telephone number of agent for service)

                                   Copies to:

        Steven M. Skolnick, Esq.            Thomas D. Washburne, Jr., Esq.
        Lowenstein Sandler PC               Venable LLP
        65 Livingston Avenue                Two Hopkins Plaza, Suite 1800
        Roseland, New Jersey 07068          Baltimore, Maryland 21201
        (973) 597-2500                      (410) 244-7400


         Approximate date of proposed commencement of sale to public:

         As soon as practicable after this Registration Statement becomes effective.

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If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered in connection with dividend or interest reinvestment plans, please check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

                                                                                     Proposed
                                                                Proposed             Maximum
         Title of Each Class of            Amount to            Maximum Aggregate    Aggregate           Amount of
         Securities to be Registered       be Registered(1)     Price per Share(2)   Offering Price(2)   Registration Fee
         ----------------------------      ----------------     ------------------   -----------------   ----------------
         Common Stock, $.01 par value      4,817,321            $7.10                $34,202,979.10      $2,767.02


         (1) All such shares will be sold by a selling stockholder of the Company and includes 628,346 shares subject to an option granted to the underwriter to cover over-allotments, if any.

         (2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low price of the common stock on the American Stock Exchange on March 10, 2003.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                   SUBJECT TO COMPLETION, DATED MARCH 14, 2003


PROSPECTUS

                               EMERSON RADIO CORP.
                                4,188,975 SHARES
                                  COMMON STOCK

         This prospectus relates to the sale of 4,188,975 shares of our common stock by Geoffrey P. Jurick, our Chairman, President and Chief Executive Officer, the selling stockholder, through Ferris, Baker Watts, Incorporated, as underwriter. We will not receive any proceeds from the sale of the shares offered by the selling stockholder in this offering.

         Our common stock is listed on the American Stock Exchange under the symbol "MSN". On March 13, 2003, the closing price of the common stock on the American Stock Exchange was $7.08 per share.

         INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                                         Per Share   Total
                                                         ---------   -----

Public offering price                                    $           $
Underwriting discount                                    $           $
Proceeds to the selling stockholder, before expenses     $           $

         The selling stockholder has granted the underwriter a 30-day option to purchase up to an aggregate of 628,346 additional shares of common stock owned by the selling stockholder on the same terms and conditions as set forth above solely to cover over-allotments, if any. If the over-allotment option is exercised in full, the aggregate amount of the underwriting discount will be $________________.

         The underwriter is offering the shares of common stock, on a firm commitment basis, as described in "Underwriting." Delivery of the shares will be made on or about ________________, 2003.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               FERRIS, BAKER WATTS
                                  INCORPORATED

                              --------------------

                The date of this prospectus is _______ ___, 2003.

         The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS


                                                           Page
                                                           ----

Prospectus Summary ....................................      1

Risk Factors ..........................................      6

Special Note Regarding Forward-Looking Statements .....     20

Where You Can Find More Information ...................     20

Selling Stockholder ...................................     22

Use of Proceeds .......................................     23

Underwriting ..........................................     24

Legal Matters .........................................     26

Experts ...............................................     26

                               PROSPECTUS SUMMARY

         THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION ABOUT US. IT MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU FIND IMPORTANT. YOU SHOULD CAREFULLY READ THIS ENTIRE DOCUMENT, INCLUDING THE "RISK FACTORS" AND OUR FINANCIAL STATEMENTS AND THEIR RELATED NOTES BEFORE MAKING AN INVESTMENT DECISION. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITER WILL NOT EXERCISE THE OVER-ALLOTMENT OPTION.

                                   THE COMPANY

         Emerson Radio Corp. operates in two business segments:

         o        consumer electronics; and

         o        sporting goods.

The consumer electronics segment designs, sources, imports and markets a variety of consumer electronic products and licenses its trademarks for other selected products globally. The sporting goods segment, which is operated through our ownership of approximately 52.3% of Sport Supply Group, Inc., distributes and markets sports related equipment and leisure products primarily to institutional customers in the United States.

         We were originally incorporated in the State of New York in 1956 under the name Major Electronics Corp. In 1977, we reincorporated in the State of New Jersey and changed our name to Emerson Radio Corp. In 1994, we were reincorporated in Delaware. Our principal executive offices are located at Nine Entin Road, Parsippany, New Jersey 07054-0430. Our telephone number in Parsippany, New Jersey, is (973) 884-5800.

         Unless the context otherwise requires, the term:

         o "Emerson" refers to our "consumer electronics" segment which is operated through Emerson Radio Corp. and its subsidiaries, other than SSG and its subsidiaries;

         o "SSG" refers to our "sporting goods" segment which is operated through Sport Supply Group, Inc. and its subsidiaries; and

         o "we", "us" and "our" refer to Emerson Radio Corp. and the consolidated operations of its consumer electronics and sporting goods segments.

RECENT DEVELOPMENTS

GIRLPOWER(TM)

         In January 2003, we replaced our Hello Kitty(R) product line with our proprietary GirlPower(TM) branded product line. Launched early last year, GirlPower(TM) is aimed to meet the needs of the rapidly expanding teen girls marketplace. Through the promotion of our proprietary GirlPower(TM) branded theme products launched earlier this fiscal year, together with future licensing, we believe the revenues earned from the sale of products subject to the Hello Kitty(R) license agreement can be replaced.

         In addition, in connection with the discontinuation of Hello Kitty(R), we filed a legal complaint against Marino Andriani, the former President of our consumer electronics segment. Mr. Andriani left our employ in December 2002. The claim against Mr. Andriani deals with a number of actions taken by Mr. Andriani, in connection with the discontinuation of our Hello Kitty(R) brand license agreement with Sanrio. In connection with our claims against Mr. Andriani, Mr. Andriani has filed a counterclaim against us and the selling stockholder. We believe that the counterclaims asserted by Mr. Andriani are meritless, and we intend to contest them vigorously.

LETTER OF INTENT WITH SANLIAN GROUP OF SHANDONG, CHINA

         In January 2003, we entered into a letter of intent to have our Emerson(R) branded products distributed exclusively throughout China by the Sanlian Group of Shandong China ("Sanlian"). The agreement contemplates the supply and distribution of our consumer electronics products through Sanlian's 200 retail stores and maintenance service centers, as well as its extensive BtoB and BtoC e-commerce network. In addition, Sanlian has agreed to license the Emerson(R) brand for additional product categories it finds suitable for China-wide distribution and cooperate with us in the design, development and sourcing for such products.

                               SUMMARY OF OFFERING


Number of shares of common stock offered by the
selling stockholder ....................................             4,188,975 shares.

Use of proceeds ........................................             The selling stockholder expects to use a portion
                                                                     of the net proceeds to satisfy claims against the
                                                                     selling stockholder as more fully described under
                                                                     "Selling Stockholder." We will not receive any of
                                                                     the proceeds of the offering by the selling
                                                                     stockholder.

American Stock Exchange symbol .........................             MSN

                       SUMMARY CONSOLIDATED FINANCIAL DATA

         The following table sets forth our summary consolidated financial data as of and for the nine months ended December 31, 2002 and 2001 and as of and for the five years ended March 31, 2002. For the years ended April 3, 1998 through March 31, 2000, we changed our financial reporting year to a 52/53 week year ending on the Friday closest to March 31. Beginning in fiscal 2001, we changed our financial reporting year to end on March 31. The summary consolidated financial data as of and for the nine months ended December 31, 2001 and 2002, are derived from our unaudited interim consolidated financial statements and include all adjustments, consisting of only normal recurring accruals, which our management considers necessary for the fair presentation of our financial position and results of operations for these periods. The summary consolidated financial data should be read in conjunction with our consolidated financial statements, including the notes thereto, and our discussion and analysis thereof incorporated by reference in this prospectus.


                                NINE MONTHS ENDED
                                   DECEMBER 31,                                          YEAR ENDED
                             -------------------------     -----------------------------------------------------------------------
                                                            MARCH 31,      MARCH 31,       MARCH 31,      APRIL 2,        APRIL 3,
                                2002           2001           2002          2001(1)          2000           1999            1998
                             ----------     ----------     ----------     ----------     ----------     ----------      ----------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS:
  Net Revenues               $  293,596     $  259,307     $  318,451     $  377,410     $  203,701     $  160,554      $  162,730

  Operating Income           $   18,672     $    9,331     $   10,314     $   13,493     $    5,334     $    3,278      $      524

  Net Income (Loss)          $   11,890     $   11,063     $   19,407     $   12,653     $    3,620     $      289      $   (1,430)

BALANCE SHEET DATA AT
PERIOD END:
  Total Assets               $  130,934     $  135,839     $  135,839     $  119,006     $   63,511     $   60,872      $   58,762
  Current Liabilities            45,515         54,723         54,723         45,330         30,057         29,828          23,885
  Long-Term Debt                 27,893         29,046         29,046         38,257         20,891         20,847          20,929
  Shareholders' Equity           41,190         34,740         34,740         15,131         12,563         10,197          13,948
  Working Capital                56,039         49,290         49,290         39,497          9,854          6,859           9,610

  Current Ratio                2.2 to 1       1.9 to 1       1.9 to 1       1.9 to 1       1.3 to 1       1.2 to 1        1.4 to 1

PER COMMON SHARE: (2)
  Net Income (Loss) Per
  Common Share - Basic       $      .43     $      .35     $      .62     $      .36     $      .07     $     (.01)     $     (.04)

  Net Income (Loss) Per
  Common Share - Diluted     $      .42     $      .31     $      .52     $      .33     $      .07     $     (.01)     $     (.04)

WEIGHTED AVERAGE
SHARES OUTSTANDING:
  Basic                          27,835         31,320         31,298         35,066         47,632         49,398          45,167
  Diluted                        28,673         40,392         40,485         38,569         53,508         49,398          45,167

COMMON SHAREHOLDERS'
EQUITY PER
  COMMON SHARE (3)           $     1.35     $      .99     $      .99     $     0.33     $     0.19     $     0.13      $     0.19

(1) Prior to March 23, 2001, the investment in SSG was accounted for under the equity method of accounting. On March 23, 2001, a majority interest in SSG was reached and required this interest be accounted for as a partial purchase to the extent of the change in control. The assets and liabilities of SSG have been revalued to fair value to the extent of our interest in SSG at such time. SSG's results of operations and the minority interest related to those results have been included in our results of operations as though it had been acquired at April 1, 2000.

(2) For the nine months ended December 31, 2001, fiscal 2002, 2001 and 2000, dilutive securities include 3,395,000, 3,531,000, 3,066,000 and 5,876,000 shares, respectively, assuming conversion of Series A preferred stock at a price equal to 80% of the weighted average market value of a share of common stock, determined as of December 31, 2001, March 31, 2002, 2001, and 2000. For the nine months ended December 31, 2002 and 2001, and for fiscal 2002 and 2001, dilutive securities also include 838,000, 473,000, 452,000 and 437,000 shares assuming conversion of 1,558,000, 1,684,000, 1,645,000 and 1,658,000 options, respectively. For the nine months ended December 31, 2001 and fiscal 2002 dilutive securities also included 5,204,000 shares assuming the conversion of convertible debentures. Per common share data is based on the net income or loss and deduction of preferred stock dividend requirements (resulting in a loss attributable to common stockholders for fiscal 1999 and 1998) and the weighted average of common stock outstanding during each fiscal year. Loss per share does not include potentially dilutive securities assumed outstanding since the effects of such conversion would be anti-dilutive.

(3) Calculated based on common shareholders' equity divided by the basic weighted average shares of common stock outstanding. Common shareholders' equity for the nine months ended December 31, 2002 and 2001, and for fiscal years 2002 through 1998, is equal to total shareholders' equity less the Series A preferred stock equity of $3,677,000, $3,677,000, $3,677,000,
     $3,677,000, $3,677,000, $3,714,000, $5,237,000, respectively.

                                  RISK FACTORS

         You should carefully consider these risk factors in addition to the remainder of this prospectus before purchasing our common stock. The risks described below are not the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition or operating results could be adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

BUSINESS RELATED RISKS

WE ARE HIGHLY DEPENDENT UPON SALES OF OUR CONSUMER ELECTRONIC PRODUCTS TO CERTAIN OF OUR CUSTOMERS, INCLUDING WAL-MART, TARGET AND K-MART.

         We are highly dependent upon sales of our consumer electronic products to certain of our customers, including Wal-Mart, Target and K-Mart. During our fiscal years ended March 31, 2002 and 2001, Wal-Mart stores accounted for approximately 22% and 41%, respectively, Target stores accounted for approximately 19% and 14%, respectively, and K-Mart accounted for less than 10% of our consolidated net revenues for such periods. During the nine months ended December 31, 2002, Wal-Mart, Target and K-Mart accounted for approximately 25%, 18% and 14%, respectively, of our consolidated net revenues for such periods. Although no other customer in either of our operating segments accounted for greater than 10% of our consolidated net revenues during these periods, other customers may account for more than 10% of our consolidated net revenues in future periods. All purchases of our products by customers in both of our operating segments are made through purchase orders and we do not have any long-term contracts with any of our customers. The loss of customers such as Wal-Mart, Target or K-Mart or any of our other customers to which we sell a significant amount of our products or any significant portion of orders from Wal-Mart, Target or K-Mart or such other customers or any material adverse change in the financial condition of such customers could materially adversely affect our business, results of operations and financial condition.

WE RELY ON OUR THIRD-PARTY LICENSE AND DISTRIBUTION AGREEMENTS TO GENERATE A PORTION OF OUR REVENUES.

         We maintain license agreements that allow licensees to use our Emerson(R) and H.H. Scott(R) trademarks for the manufacture and sale of consumer electronics and other products. In addition, we maintain distribution agreements for the distribution of our consumer electronics products into defined geographic areas. Although we have entered into agreements with certain of our licensees and distributors of consumer electronics products, most of which have a term of three years or less, we cannot assure that such agreements will be renewed when the terms of such agreements expire or that our relationships with our licensees or distributors will be maintained on satisfactory terms or at all. The failure to maintain our relationships with our licensees and distributors, the failure to obtain new licensees or distribution relationships or the failure by our licensees to protect the integrity and reputation of our trademarks could materially adversely affect our business, results of operations and financial condition.

         Our sporting goods business licenses many well-known names and trademarks, including Voit(R) and MacGregor(R). These licenses allow us to manufacture, promote, sell and distribute specified products and equipment throughout the world. The licensing agreements with Voit(R) and MacGregor(R) expire in 2004 and 2040, respectively. Each of these agreements provides for renewal terms, however, we cannot assure that such agreements will be renewed when the terms of such agreements expire or that our relationship with these licensors will be maintained on satisfactory terms or at all. The non-renewal or termination of one or more of our material licenses could materially adversely affect our business, results of operations and financial condition.

OUR REVENUES AND EARNINGS COULD BE NEGATIVELY AFFECTED IF WE CANNOT ANTICIPATE MARKET TRENDS OR ENHANCE EXISTING PRODUCTS OR ACHIEVE MARKET ACCEPTANCE OF NEW PRODUCTS.

         Our success is dependent to a large part on our ability to successfully anticipate and respond to changing consumer demands and trends in a timely manner. In addition, to increase our penetration of current markets and gain footholds in new markets for our products, we must maintain existing products and integrate them with new products. We may not be successful in developing, marketing and releasing new products that respond to technological developments or changing customer needs and preferences. We may also experience difficulties that could delay or prevent the successful development, introduction and sale of these new products. In addition, these new products may not adequately meet the requirements of the marketplace and may not achieve any significant degree of market acceptance. If release dates of any future products or enhancements to our products are delayed, or if these products or enhancements fail to achieve market acceptance when released, our business, operating results and financial condition could be materially adversely affected. In addition, new products or enhancements by our competitors may cause customers to defer or forgo purchases of our products, which could have a material adverse effect on our business, financial condition and results of operations.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY OUR DEPENDENCE UPON FOREIGN MANUFACTURERS.

         All of our consumer electronic products and a portion of our sporting good products are manufactured in accordance with our specifications by original equipment manufacturers located in:

         o        South Korea;

         o        China;

         o        Malaysia; and

         o        Thailand.

Foreign manufacturing is subject to a number of risks, including:

         o        transportation delays and interruptions;

         o        political and economic disruptions;

         o imposition of tariffs, quotas and other import or export controls; and

         o        changes in government policies.

In addition, if we are unable to obtain our products from the original equipment manufacturers in the required quantities and quality and in a timely fashion, we could experience delays or reductions in product shipments to our customers that could materially adversely affect our business, results of operations and financial condition.

OUR RELIANCE ON COMPONENT AND MATERIAL SUPPLIERS CREATES ADDITIONAL RISKS.

         We rely on a limited number of suppliers, most of which are located outside of the United States, for the components and raw materials used in our consumer electronics and sporting good products. Although there are many suppliers for each of our component parts and raw materials, we are dependent on a limited number of suppliers for many of the significant components and raw materials. This reliance involves a number of significant risks, including:

         o unavailability of materials and interruptions in delivery of components and raw materials from our suppliers;

         o manufacturing delays caused by such unavailability or interruptions in delivery;

         o fluctuations in the quality and the price of components and raw materials; and

         o        risks related to foreign operations.

We do not have any long-term or exclusive purchase commitments with any of our suppliers. Avatar Mfg., Tonic Electronics and Daewoo are our largest suppliers of components for our consumer electronics products, each of which accounted for more than 10% of our purchases of components for our consumer electronics products for each of our last two fiscal years. In addition, during the nine months ended December 31, 2002, GMT Industries also accounted for more than 10% of our purchases of components for our consumer electronics products. Our failure to maintain existing relationships with our suppliers, especially Avatar, GMT, Tonic and Daewoo, or to establish new relationships in the future could materially adversely affect our business, financial condition and results of operations. In addition, we cannot assure that ample supply of product would be available at current prices if we are required to seek alternative sources of supply without adequate notice from a supplier or a reasonable opportunity to seek alternate production facilities and component parts.

THE OPERATING RESULTS OF OUR SPORTING GOOD SEGMENT COULD BE AFFECTED BY BUDGETARY RESTRICTIONS OF SCHOOLS AND GOVERNMENT AGENCIES.

         A substantial portion of our sporting goods product revenues are generated through sales to the institutional market, including:

         o        public and private schools;

         o        colleges and universities;

         o        military academies;

         o        municipal and governmental agencies;

         o        military facilities;

         o        youth sports leagues; and

         o        certain retail sporting goods chains.

As a result, our sporting goods business is substantially dependent on the budgetary allowances of schools as well as local, state and federal government agencies. Restrictions or reductions to the budgeted spending of these entities could reduce the amount of goods purchased from us and could materially adversely affect our business, results of operations and financial condition.

UNANTICIPATED DISRUPTIONS OR SLOWDOWNS IN OPERATIONS COULD ADVERSELY AFFECT OUR REVENUES.

         Our ability to provide high quality customer service, process and fulfill orders and manage inventory depends on:

         o the efficient and uninterrupted operation of our call center, distribution center and manufacturing facilities related to our sporting goods segment; and

         o the timely performance of third party manufacturers and suppliers, catalog printers and shipping companies.

Any material disruption or slowdown in the operation of our call center, distribution center, manufacturing facilities or management information systems, or comparable disruptions or slowdowns suffered by our principal manufacturers, suppliers and shippers could cause delays in our ability to receive, process and fulfill customer orders and may cause orders to be canceled, lost or delivered late, goods to be returned or receipt of goods to be refused. Our sporting goods segment ships approximately 70% of its products using United Parcel Service. A strike by UPS or any of our other major carriers, for both our consumer electronics segment and our sporting goods segment, could materially adversely affect our results of operations as a result of our failure to deliver our products in a timely manner and using other more expensive freight carriers.

         In addition to the foregoing, the International Longshore and Warehouse Union (the "ILWU"), which is the union of dock workers that receives our cargo of import containers on the West Coast, and the Pacific Maritime Association (the "PMA"), a group of global ship owners and terminal operators, renew their contracts periodically. A strike by the ILWU, or lockout by the PMA, would significantly slow the receipt of our import products, both in the consumer electronics and sporting goods segments of our operations, and could cause delays in our ability to process and fulfill customer orders. In addition, these delays may cause orders to be canceled or delivered late and may result in orders being returned or receipt of goods being refused. Any strike or lockout could also cause an increase in backlog and freight charges such as port congestion surcharges, extended peak season surcharges and charges as a result of force majeure clauses, all of which could materially adversely affect our business, results of operations and financial condition.

THE OPERATIONS OF OUR SPORTING GOODS SEGMENT ARE SUBJECT TO HIGH FIXED COSTS.

         The operations and maintenance of our call center, distribution center, manufacturing facilities and management information systems related to our sporting goods segment involve substantial fixed costs. Paper and postage are significant components of our sporting goods segment operating costs. Catalog mailings entail substantial paper, postage, and costs associated with catalog development, each of which is subject to price fluctuations. We may be able to further reduce our paper and postage costs if we continue to migrate a significant portion of our sporting goods business to the Internet because we will be less reliant on paper catalogs. However, if net revenues are substantially below expectations, these fixed costs will not be proportionately reduced and could materially adversely affect the results of operations of our sporting goods segment and, in turn, our business, results of operations and financial condition.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY RISKS ASSOCIATED WITH FOREIGN OPERATIONS.

         We derive a significant portion of our revenues from sales of products manufactured by third parties located primarily in the Far East. In addition, third parties located in the Far East produce and supply many of the components and raw materials used in our products. Conducting an international business inherently involves a number of difficulties and risks, including the following:

         o        currency fluctuations;

         o        export restrictions;

         o        compliance with existing and changing regulatory requirements;

         o        tariffs and other trade barriers;

         o        political instability and economic downturns; and

         o        seasonal reductions in business activity.

         We have experienced and may in the future experience any or all of these risks and cannot predict the impact of any particular risk on our operations. However, any of these factors may materially adversely affect our operations and financial condition which could adversely affect our stock price.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE AND CAUSE OUR STOCK PRICE TO DECLINE.

         Our net revenue and operating results may vary significantly from quarter to quarter. The main factors which may affect these fluctuations are:

         o        seasonal variations in operating results;

         o variations in the sales of our products to our significant customers;

         o        increases in returned products;

         o        variations in manufacturing and supplier relationships;

         o our inability to correctly anticipate and provide for inventory requirements;

         o the discretionary nature of our customers' demands and spending patterns;

         o        changes in market and economic conditions; and

         o        competition.

In addition, our quarterly operating results could be materially adversely affected by political instability, war, acts of terrorism or other disasters.

         Sales of our consumer electronics products are somewhat seasonal due to consumer spending patterns which tend to result in significantly stronger sales in our September and December fiscal quarters. Our sporting goods segment is also somewhat seasonal due to stronger demand for its products during the March fiscal quarter due to volume generated by spring and summer sports, favorable outdoor weather conditions and school needs before summer closings and weaker revenues during the December fiscal quarter. These patterns will probably not change significantly in the future. Although we believe that the seasonality of our business is based primarily on the timing of consumer demand for our products, fluctuations in operating results can also result from other factors affecting us and our competitors, including new product developments or introductions, availability of products for resale, competitive pricing pressures, changes in product mix and pricing and product reviews and other media coverage. Due to the seasonality of our business, our results for interim periods are not necessarily indicative of our results for the year.

         Our sales and earnings can also be affected by changes in the general economy since purchases of consumer electronics and sporting goods are generally discretionary for consumers and subject to budgetary constraints by schools and government agencies. Our success is influenced by a number of economic factors affecting disposable consumer income, such as employment levels, business conditions, budgetary restrictions of schools and government agencies, interest rates and taxation rates. Adverse changes in these economic factors, among others, may restrict consumer spending or increase budgetary restrictions at schools and government agencies, thereby negatively affecting our sales and profitability.

         As a result of these and other factors, revenues for any quarter are subject to significant variation which may adversely affect the market price for our common stock.

OUR SALES OF CONSUMER ELECTRONIC PRODUCTS ARE DEPENDENT ON THE EFFECTIVENESS OF OUR SALES REPRESENTATIVE ORGANIZATIONS.

         A portion of our sales of consumer electronic products are made through sales representative organizations. Our level of sales depends on the effectiveness of these sales representative organizations, as well as our internal sales teams. Some of these organizations may sell competitive products manufactured by third parties as well as our products. During our fiscal years ended March 31, 2002 and 2001 and nine months ended December 31, 2002, our sales representative organizations were responsible for approximately 55%, 34% and 62%, respectively, of our net consumer electronics revenues during such periods. In addition, two of our sales representative organizations were responsible for a significant portion of these revenues. If any of our sales representative organizations, especially our two largest, fails adequately to promote, market and sell our consumer electronics products, our revenues could be adversely affected until a replacement organization or distributor could be retained by us. Finding replacement organizations and distributors could be a time consuming process during which our revenues could be negatively impacted.

OUR EXISTING INDEBTEDNESS MAY ADVERSELY AFFECT OUR ABILITY TO OBTAIN ADDITIONAL FUNDS AND MAY INCREASE OUR VULNERABILITY TO ECONOMIC OR BUSINESS DOWNTURNS.

         Our consolidated indebtedness aggregated approximately $32.0 million as of December 31, 2002. As a result, we are subject to the risks associated with indebtedness, including:

         o we must dedicate a portion of our cash flows from operations to pay debt service costs and, as a result, we have less funds available for operations and other purposes;

         o it may be more difficult and expensive to obtain additional funds through financings, if available at all;

         o we are more vulnerable to economic downturns and fluctuations in interest rates, less able to withstand competitive pressures and less flexible in reacting to changes in our industry and general economic conditions; and

         o if we default under any of our existing credit facilities or if our creditors demand payment of a portion or all of our indebtedness, we may not have sufficient funds to make such payments.

The occurrence of any of these events could materially adversely affect our results of operations and financial condition and adversely affect our stock price.

WE HAVE PLEDGED A SUBSTANTIAL PORTION OF OUR ASSETS TO SECURE OUR BORROWINGS AND ARE SUBJECT TO COVENANTS THAT MAY RESTRICT OUR ABILITY TO OPERATE OUR BUSINESS.

         A large portion of our indebtedness is secured by a substantial portion of our assets. If we default under the indebtedness secured by our assets, those assets would be available to the secured creditor to satisfy our obligations to the secured creditor. In addition, our credit facilities impose certain restrictive covenants, including financial, ownership, operational and net worth covenants. Failure to satisfy any of these covenants could result in all or any of the following:

         o        acceleration of the payment of our outstanding indebtedness;

         o our inability to borrow additional amounts under our existing financing arrangements; and

         o our inability to secure financing on favorable terms or at all from alternative sources.

Any of these consequences could have a material adverse effect on our results of operations and financial condition.

THE LOSS OF OUR KEY PERSONNEL MAY ADVERSELY AFFECT OUR OPERATIONS.

         Our success depends to a significant extent on Geoffrey P. Jurick, our Chairman, Chief Executive Officer and President and the selling stockholder, and certain other key members of our management team. The loss of the services of Mr. Jurick or other key members of our management team could disrupt our operations and materially adversely affect our business, results of operations and financial condition. We have employment agreements with Mr. Jurick and certain other key members of our management team. The agreements contain noncompetition provisions that survive termination of employment in some circumstances. However, these agreements do not assure the continued services of these officers and we cannot assure that the noncompetition provisions will be enforceable. Competition for qualified executive officers is intense. If we are unable to attract, retain and motivate executive officers or other highly skilled employees, our results of operations and financial condition could be materially adversely affected.

THE OWNERSHIP OF OUR COMMON STOCK BY GEOFFREY P. JURICK, OUR CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT, SUBSTANTIALLY REDUCES THE INFLUENCE OF OUR OTHER STOCKHOLDERS.

         Following the offering and the resolution of the litigation described under "Selling Stockholder," the selling stockholder will own approximately 20.7% of our outstanding common stock. As a result, the selling stockholder will continue to have the ability to influence significantly the actions that require stockholder approval, including:

         o        the election of our directors; and

         o the approval of mergers, sales of assets or other corporate transactions or matters submitted for stockholder approval.

As a result, our other stockholders may have little or no influence over matters submitted for stockholder approval. In addition, the selling stockholder's influence could preclude any unsolicited acquisition of us and consequently materially adversely affect the price of our common stock.

WE ARE SUBJECT TO INTENSE COMPETITION IN THE INDUSTRIES IN WHICH WE OPERATE.

         The consumer electronics industry and the institutional market for sporting goods and leisure products are highly competitive, especially with respect to pricing and the introduction of new products and features. Our consumer electronics segment competes in the low to medium-priced sector of the consumer electronics market and competes primarily on the basis of:

         o        reliability;

         o        quality;

         o        price;

         o        design;

         o        consumer acceptance of the Emerson(R) trademark; and

         o        quality service and support to retailers and our customers.

Our sporting goods segment competes in the institutional sporting goods market principally with local sporting goods dealers, retail sporting goods stores, other direct mail catalog marketers and providers of sporting goods on the Internet. Our sporting goods segment competes principally on the basis of:

         o        brand;

         o        price;

         o        product availability; and

         o        customer service.

In recent years we and many of our competitors have regularly lowered prices, and we expect these pricing pressures to continue. If these pricing pressures are not mitigated by increases in volume, cost reductions or changes in product mix, our revenues and profits could be substantially reduced. As compared to us, many of our competitors have:

         o        significantly longer operating histories;

         o significantly greater managerial, financial, marketing, technical and other competitive resources; and

         o        greater name recognition.

As a result, our competitors may be able to:

         o adapt more quickly to new or emerging technologies and changes in customer requirements;

         o devote greater resources to the promotion and sale of their products and services; and

         o        respond more effectively to pricing pressures.

These factors could materially adversely affect our operations and financial condition. In addition, competition could increase if:

         o        new companies enter the market;

         o        existing competitors expand their product mix; or

         o        we expand into new markets.

An increase in competition could result in material price reductions or loss of our market share and could materially adversely affect our operations and financial condition.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE CANNOT PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OR IF WE INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

         Our ability to compete effectively will depend on our ability to maintain and protect our proprietary rights. We own the Emerson(R) trademark, which is materially important to our business, as well as our other trademarks and proprietary rights that are used for certain of our home entertainment and consumer electronics products. In addition, we license names and trademarks in connection with our sporting goods business. Our trademarks are registered in the United States, Canada, Mexico and various other countries. However, third parties may seek to challenge, invalidate, circumvent or render unenforceable any proprietary rights owned by or licensed to us.

         The laws of some foreign countries in which we operate may not protect our proprietary rights to the same extent as do laws in the United States. The protections afforded by the laws of such countries may not be adequate to protect our intellectual property rights. Our inability to protect our proprietary rights could materially adversely affect our operations and financial condition. Litigation may be necessary to:

         o        enforce our intellectual property rights;

         o        protect our trade secrets; and

         o determine the scope and validity of such intellectual property rights.

Any such litigation, whether or not successful, could result in substantial costs and diversion of resources and could materially adversely affect our business, results of operations and financial condition.

         We may receive notice of claims of infringement of other parties' proprietary rights. Such actions could result in litigation and we could incur significant costs and diversion of resources in defending such claims. The party making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief. Such relief could effectively block our ability to make, use, sell, distribute or market our products and services in such jurisdiction. We may also be required to seek licenses to such intellectual property. We cannot predict, however, whether such licenses would be available or, if available, that such licenses could be obtained on terms that are commercially reasonable and acceptable to us. The failure to obtain the necessary licenses or other rights could preclude the sale, manufacture or distribution of our products and could materially adversely affect our business, results of operations and financial condition.

WE COULD BE EXPOSED TO PRODUCT LIABILITY CLAIMS FOR WHICH OUR PRODUCT LIABILITY INSURANCE MAY BE INADEQUATE.

         A failure of any of the products marketed by us, particularly those products sold by our sporting goods segment, may subject us to the risk of product liability claims and litigation arising from injuries allegedly caused by the improper functioning or design of our products. Although we currently maintain product liability insurance in amounts which we consider adequate, we cannot assure that:

         o our insurance will provide adequate coverage against potential liabilities;

         o adequate product liability insurance will continue to be available in the future; or

         o        our insurance can be maintained on acceptable terms.

To the extent product liability losses are beyond the limits or scope of our insurance coverage, any such losses could materially adversely affect our business, results of operations and financial condition.

WE MAY SEEK TO MAKE ACQUISITIONS THAT PROVE UNSUCCESSFUL OR STRAIN OR DIVERT OUR RESOURCES.

         We may seek to grow our business through acquisitions of related businesses. Such acquisitions present risks that could materially adversely affect our business and financial performance, including:

         o the diversion of our management's attention from our everyday business activities;

         o the assimilation of the operations and personnel of the acquired business;

         o the contingent and latent risks associated with the past operations of, and other unanticipated problems arising in, the acquired business; and

         o the need to expand management, administration and operational systems.

If we make such acquisitions we cannot predict whether:

         o we will be able to successfully integrate the operations of any new businesses into our business;

         o we will realize any anticipated benefits of completed acquisitions; or

         o there will be substantial unanticipated costs associated with acquisitions.

In addition, future acquisitions by us may result in:

         o        potentially dilutive issuances of our equity securities;

         o        the incurrence of additional debt; and

         o the recognition of significant charges for depreciation and amortization related to goodwill and other intangible assets.

We continuously evaluate potential acquisitions of related businesses. However, we have not reached any agreement or arrangement with respect to any particular acquisition and we may not be able to complete any acquisitions on favorable terms or at all.

THE INABILITY TO USE OUR TAX NET OPERATING LOSSES COULD RESULT IN A CHARGE TO EARNINGS AND COULD REQUIRE US TO PAY HIGHER TAXES.

         Both Emerson and SSG have substantial tax net operating losses available to reduce taxable income for federal and state income tax purposes. A portion of the benefit associated with the tax net operating losses has been recognized as a deferred tax asset in our financial statements and could be used to reduce our tax liability in future profitable periods. We believe these net deferred tax assets will be realized through tax planning strategies available in future periods and future profitable operating results. Although realization is not assured at either

Emerson or SSG, we believe it is more likely than not that all of the remaining net deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced or eliminated in the near term if certain tax planning strategies are not successfully executed or estimates of future taxable income during the carryforward period are reduced. In addition, the amount of the deferred tax asset could be affected by transactions consummated by us or the selling stockholder, including the offering of the shares hereby. In the event that either Emerson or SSG is unable to utilize its tax net operating losses in a reasonable time frame, it would be required to adjust its deferred tax asset which would result in a charge to earnings. Additionally, should the utilization of tax net operating losses be limited, we would be required to pay a greater amount of taxes in future periods.

MARKET RELATED RISKS

THE MARKET PRICE OF OUR COMMON STOCK HAS EXPERIENCED SIGNIFICANT PRICE AND VOLUME FLUCTUATIONS FROM TIME TO TIME.

         The market price for our common stock and for securities of similar companies have from time to time experienced significant price and volume fluctuations that are unrelated to operating performance. Factors which may affect our market price include:

         o        market conditions in the industries in which we operate;

         o        competition;

         o        sales or the possibility of sales of our common stock;

         o        our results of operations and financial condition; and

         o        general economic conditions.

Furthermore, the stock market has experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. These market fluctuations may also adversely affect the market price of our common stock.

WE DO NOT INTEND TO PAY DIVIDENDS TO OUR STOCKHOLDERS.

         We have not paid any cash dividends on our common stock and do not expect to do so in the foreseeable future. In addition, our agreements with our lenders may, from time to time, restrict our ability to pay dividends.

OUR ORGANIZATIONAL DOCUMENTS AND DELAWARE LAW MAY MAKE IT HARDER FOR US TO BE ACQUIRED WITHOUT THE CONSENT AND COOPERATION OF OUR BOARD OF DIRECTORS AND MANAGEMENT.

         Several provisions of our organizational documents and Delaware law may deter or prevent a takeover attempt, including a takeover attempt in which the potential purchaser offers to pay a per share price greater than the current market price of our common stock. Under the terms of our certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The ability to issue shares of preferred stock could tend to discourage takeover or acquisition proposals not supported by our current board of directors.

FUTURE SALES OF OUR COMMON STOCK MAY AFFECT OUR STOCK PRICE.

         The placement or sale of a substantial number of shares of our common stock could cause a decrease in the market price of our common stock. We had 27,408,567 shares of common stock issued and outstanding as of February 28, 2003, of which approximately 17,500,000 shares were freely tradeable without restriction and the remainder are saleable with restriction under Rule 144. In addition, options and warrants to purchase approximately 1,369,602 shares of our common stock were outstanding as of February 28, 2003. As of February 28, 2003, 1,152,918 of those stock options and warrants were vested and substantially all of the remaining options and warrants will vest over the next year. We may also issue additional shares in connection with our business and may grant additional stock options to our employees, officers, directors and consultants under our stock option plans or warrants to third parties. If a significant portion of such shares were sold in the public market, the market value of our common stock could be adversely affected.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus, including the documents incorporated by reference herein, contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically are identified by use of terms such as "may," "will," "should," "plan," "expect," "anticipate," "estimate" and similar words, although some forward-looking statements are expressed differently. Forward-looking statements represent our management's judgment regarding future events. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. All statements other than statements of historical fact included in this prospectus regarding our financial position, business strategy, products, products under development, markets, budgets, plans, or objectives for future operations are forward-looking statements. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the statements under "Risk Factors" set forth above.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC. You may read and copy any document we file at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549.

         You may obtain information on the operation of the SEC's public reference rooms by calling 1-800-SEC-0330. We are required to file these documents with the SEC electronically. You can access the electronic versions of these filings at the SEC's website, located at www.sec.gov or at our website, located at www.emersonradio.com. Information on our website does not constitute part of this prospectus.

         This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains additional information regarding Emerson and its common stock, including certain exhibits. You can get a copy of the registration statement from the SEC at the address listed above or from its web site.

         The SEC allows us to "incorporate" into this prospectus information we file with it in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. For further information about us and our common stock, you should refer to the registration statement and the following documents which we are incorporating by reference except to the extent information in those documents is different from the information contained in this prospectus:

         o Our Annual Report on Form 10-K for the fiscal year ended March 31, 2002;

         o Our Quarterly Reports on Form 10-Q for the periods ended June 30, 2002, September 30, 2002 and December 31, 2002;

         o Our Current Reports on Form 8-K filed with the Commission on June 19, 2002 and July 2, 2002;

         o        Our Proxy Statement for the 2002 Annual Meeting of
                  Stockholders; and

         o The description of our common stock set forth in our registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act and declared effective by the SEC on August 9, 1994 and any amendment or report filed for the purpose of updating such description; and

         o All documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act after the date of this prospectus until we terminate the offering of these shares.

         We will provide without charge to each person, including any beneficial owner of common stock to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to: Emerson Radio Corp., Nine Entin Road, Parsippany, New Jersey 07054, Attention: Secretary (telephone
(973) 884-5800).

         You should rely only on the information contained or incorporated by reference in this prospectus and any supplement. We have not authorized anyone to provide you with information that is different. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                               SELLING STOCKHOLDER

BACKGROUND

         Geoffrey P. Jurick, the selling stockholder, has been our Chief Executive Officer since July 1992, our Chairman since December 1993 and our President since December 1996. In the mid 1990s, a number of parties who had asserted various claims against the selling stockholder and certain of his affiliates (the "Jurick Group") in a number of jurisdictions agreed to consolidate their actions in the United States District Court for the District of New Jersey. The consolidated claims included causes of action primarily based upon:

         o the original investment in the early 1990s in shares of our pre-reorganization common stock and investments in entities unrelated to us;

         o the debtor in possession financing during our 1993 bankruptcy proceedings pursuant to Chapter 11 of the U.S. Bankruptcy Code and the funding of our plan of reorganization thereunder; and

         o purported guaranties provided for an entity unaffiliated with us.

         In June 1996, the Jurick Group entered into a consolidated global settlement with the claimants. The terms of the settlement were reflected in a Stipulation of Settlement which, among other things, provided for the payment by the Jurick Group to the claimants of an aggregate of approximately $49.5 million from the proceeds of the sale in the manner set forth in the stipulation of 29,152,542 shares of our common stock then held in the names of members of the Jurick Group.

         None of these shares was ever sold as contemplated in the stipulation and one of the claimants, Petra Stelling, moved for the termination of the stipulation on the grounds that there was no reasonable prospect that the purposes and objectives of the settlement could be achieved. After lengthy hearings, the United States District Court, on March 3, 2000, granted the motion and subsequently divided the 29,152,542 shares among the claimants and the selling stockholder and the shares that were issued in the name of the selling stockholder were placed in the possession of the United States District Court.

         In May 2000, two of the claimants entered into a new settlement with the selling stockholder. That settlement was finalized in May 2002 and involved the purchase by us, at our election, of an aggregate of 11,100,009 shares of our common stock owned by these two claimants at an average per share price of $1.04, the release to the selling stockholder, free and clear of all claims and encumbrances, of 5,686,025 shares of our common stock held by the United States District Court and the exchange of mutual releases.

         The remaining claimant, Petra Stelling, who sold 8,177,533 of her settlement shares to us in July 2000 at a price of $.50 per share, has not settled her claims against the Jurick Group. In October 2002, the Third Circuit Court of Appeals directed the United States District Court to enter a judgment against the Jurick Group in the approximate amount of $13.9 million. The United States District Court has not yet entered such judgment and is currently holding

4,188,975 shares of our common stock registered in the name of the selling stockholder pending resolution of such claims. Petra Stelling also has claimed she is entitled to prejudgment interest. If the United States District Court agrees in whole or in part with her position, the amount of the judgment entered will exceed $13.9 million and could be as much as approximately $22.2 million. The fair market value (based on the closing price of our stock on the American Stock Exchange on the date of this prospectus) of the shares being held by the United States District Court substantially exceeds the amount of the $13.9 million judgment.

SELLING STOCKHOLDER TABLE

         The following table lists the name of the selling stockholders, the number of shares of common stock beneficially owned before the commencement of the offering, the number of shares of common stock offered in this offering, and the number of shares and percentage of common stock beneficially owned after this offering and resolution of the litigation described above.



                        Number of                           Common Stock Beneficially
                        Shares of                            Owned After the Offering
                      Common Stock                       -------------------------------
      Selling         Beneficially       Shares Being       Number           Percent of
    Stockholder           Owned            Offered         of Shares        Outstanding
------------------    ------------       ------------    ------------       ------------

Geoffrey P. Jurick      10,475,100(1)       4,188,975       6,286,125(1)            22.4%


----------

(1) Includes 600,000 shares of common stock issuable upon exercise of options that are currently exercisable.

                                 USE OF PROCEEDS

         The net proceeds of the offering, after deducting the fees and expenses of the underwriter to be paid by the selling stockholder, are expected to be used by the selling stockholder as follows:

         o approximately $13.9 million (or up to approximately $22.2 million if the United States District Court determines that Stelling is entitled to the full amount of pre-judgment interest currently requested on the amount owed to Stelling) in satisfaction of the amounts owed to Stelling as described under "Selling Stockholder;" and

         o approximately up to $2.5 million for costs and expenses to be paid by the selling stockholder in connection with the litigation and this offering, including legal fees and expenses incurred by us and the selling stockholder.

         The remaining net proceeds, if any, will be retained by the selling stockholder. We will not receive any of the net proceeds from the sale of the shares offered by the selling stockholder. The selling stockholder will pay all of the fees and expenses incurred by the selling stockholder and us in connection with this offering.

                                  UNDERWRITING

         Subject to the terms and conditions of the underwriting agreement, the underwriter has agreed to purchase from the selling stockholder, and the selling stockholder has agreed to sell to the underwriter, an aggregate of 4,188,975 shares of our common stock.

         Under the terms and conditions of the underwriting agreement, the underwriter is committed to accept and pay for all of such shares of our common stock if any are taken. In the underwriting agreement, the obligations of the underwriter are subject to approval of some legal matters by their counsel, including the authorization and the validity of the shares of our common stock being sold by the selling stockholder, and to other conditions contained in the underwriting agreement, such as receipt by the underwriter of officers' certificates and legal opinions.

         If the underwriter sells more then the 4,188,975 shares of our common stock being sold by the selling stockholder, the underwriter has an option to buy up to an additional 628,346 shares of common stock from the selling stockholder to cover those sales. They may exercise that option for 30 days.

         The underwriter proposes to offer the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus, and to some securities dealers at this price, less a concession not in excess of $______ per share of common stock. The underwriter may allow, and the selected dealers may reallow, a concession not in excess of $______ per share of common stock to some brokers and dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may, from time to time, be changed by the underwriter.

         The following table summarizes the per share and total underwriting discounts and commissions:

         o the selling stockholder will pay to the underwriter assuming no exercise of the underwriter's over-allotment option; and

         o the selling stockholder will pay to the underwriter assuming the full exercise of the underwriter's over-allotment option.

                                             Paid by the                            Paid by the
                                        Selling Stockholder,                   Selling Stockholder,
                                           No Exercise of                        Full Exercise of
                                        Over-Allotment Option                  Over-Allotment Option
                                        ---------------------                  ---------------------

Per Share.......................             $                                       $
Total...........................             $                                       $

         We estimate that the total expenses of the offering payable by the selling stockholder, excluding underwriting discounts and commissions, will be approximately $225,000, including up to $50,000 payable by the selling stockholder to the underwriter for fees and expenses incurred by the underwriter in connection with this offering. The underwriter has not received and will not receive any other item of compensation or expense in connection with this offering considered by the National Association of Securities Dealers, Inc. to be underwriting compensation under its rules of fair practice.

         The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriter and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriter reserves the right to reject any order for the purchase of the shares of common stock.

         The selling stockholder has agreed, with exceptions, not to sell publicly or transfer any shares of common stock for a period of 180 days after the date of this prospectus without first obtaining the written consent of Ferris, Baker Watts, Incorporated. Specifically, the selling stockholder has agreed not to directly or indirectly:

         o offer, pledge, sell or contract to sell any shares of his common stock;

         o sell an option or contract to purchase any shares of his common stock;

         o grant any option, right or warrant for the sale of any shares of his common stock;

         o lend or otherwise dispose of or transfer any shares of his common stock; or

         o enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any shares of his common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The restriction described above will not apply if the selling stockholder sells or transfers shares of common stock in a private transaction in which the transferee agrees to be bound by the terms of such lock up.

         We and the selling stockholder have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act.

         In connection with the offering, the underwriter may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the common stock during and after the offering, such as the following:

         o the underwriter may over-allot or otherwise create a short position in the shares of common stock for their own account by selling more shares of common stock than have been sold to them;

         o the underwriter may elect to cover any short position by purchasing shares of common stock in the open market;

         o the underwriter may stabilize or maintain the price of the common stock by bidding;

         o the underwriter may engage in passive market making transactions; and

         o the underwriter may impose penalty bids under which selling concessions allowed to other broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

         The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

         In connection with this offering, the underwriter may engage in passive market making transactions in the common stock on the American Stock Exchange in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of the common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

                                  LEGAL MATTERS

         The validity of the securities offered hereby have been passed upon for us by Lowenstein Sandler PC, Roseland, New Jersey. Certain legal matters relating to the common stock will be passed on for the underwriter by Venable LLP, Baltimore, Maryland.

                                     EXPERTS

         Our consolidated financial statements at March 31, 2002 and 2001, and for each of the three years in the period ended March 31, 2002, incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Prospective investors may rely only on the information contained in this prospectus. Neither Emerson Radio Corp. nor the selling stockholder has authorized anyone to provide prospective investors with information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.


                               EMERSON RADIO CORP.


                        4,188,975 SHARES OF COMMON STOCK

                                   PROSPECTUS

                               ________ ___, 2003





                               FERRIS, BAKER WATTS
                                  INCORPORATED

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table lists the expenses to be paid by the selling stockholder which will be incurred by the issuance and distribution of the common stock being registered.

                                                Expense
                                             ------------

SEC Registration Fee                         $      2,767
NASD Filing Fee                                     3,920
Accounting Fees and Expenses                       50,000
Legal Fees and Expenses                            75,000
Printing Fees and Expenses                         25,000
Blue Sky Fees and Expenses                          5,000
Miscellaneous                                      13,313
                                             ------------
Total                                        $    175,000
                                             ============

         All of the above amounts, other than the SEC and NASD filing fees, are estimates only. All of the above expenses will be paid by the selling stockholder.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law ("GCL") provides generally that a person sued as a director, officer, employee or agent of a corporation may be indemnified by the corporation in nonderivative suits for expenses (including attorneys' fees), judgments, fines and amounts paid in settlement if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. In the case of criminal actions and proceedings, such person must have had no reasonable cause to believe his or her conduct was unlawful. Indemnification of expenses is authorized in stockholder derivative suits where such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and so long as he or she had not been found liable for negligence or misconduct in the performance of his or her duty to the corporation. Even in this latter instance, the court may determine that in view of all the circumstances such person is entitled to indemnification for such expenses as the court deems proper. A person sued as a director, officer, employee or agent of a corporation who has been successful in defense of the action must be indemnified by the corporation against expenses (including attorney's fees).

         Our Certificate of Incorporation and Bylaws provide that we shall indemnify any person to the full extent permitted by the GCL, as the same exists, or as it may be amended. However, in the case of amendment, the indemnification rights extend only to the extent that such amendment permits us to provide broader indemnification rights than the GCL provided prior to such amendment. Our Certificate of Incorporation and Bylaws also provide for certain substantive rights and additional procedural requirements relating to the indemnification of any person. All indemnification rights conferred by our Certificate of Incorporation and Bylaws are not intended to apply to any of our predecessor entities.

         Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to our Certificate of Incorporation, By-Laws and the GCL, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         In accordance with Section 102(b)(7) of the GCL, our Certificate of Incorporation eliminates the personal liability of directors to us or to our stockholders for monetary damages for breach of fiduciary duty as a director with certain limited exceptions set forth in Section 102(b)(7).

         Reference is made to the Underwriting Agreement (Exhibit 1.1) which provides for indemnification of the underwriters by us and the selling stockholder.

ITEM 16. EXHIBITS

         The following exhibits are filed as part of this Registration
Statement:

1.1      Form of Underwriting Agreement. *

3.1 Certificate of Incorporation of the Company (incorporated by reference to Exhibit (3)(a) to the Company's Registration Statement on Form S-1 declared effective by the SEC on August 9, 1994 (File No. 33-53621)).

3.2 Amendment to the Certificate of Incorporation of the Company (incorporated by reference to Exhibit (3)(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995 (File No. 0-25226)).

3.3 By-laws of the Company (incorporated by reference to Exhibit (3)(e) to the Company's Registration Statement on Form S-1 declared effective by the SEC on August 9, 1994 (File No. 33-53621)).

3.4 Amendment to the By-laws of the Company (incorporated by reference to Exhibit (3)(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995 (File No. 0-25226)).

4.1 Form of Certificate evidencing ownership of the Company's Common Stock (incorporated by reference to Exhibit 4(b) to the Company's Registration Statement on Form S-1 declared effective by the SEC on August 9, 1994 (File No. 33-53621)).

5.1      Opinion of Lowenstein Sandler PC. *

23.1     Consent of Independent Public Accountants (contained on Page II-7).

23.2     Consent of Lowenstein Sandler PC is included in Exhibit 5.1. *

24.1     Power of Attorney (contained on Page II-5)

----------
* To be filed by amendment

ITEM 17. UNDERTAKINGS

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
(4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Parsippany, State of New Jersey on the 14th day of March, 2003.

                                       EMERSON RADIO CORP.

                                         /s/ Geoffrey P. Jurick
                                       ----------------------------------------
                                       By: Geoffrey P. Jurick
                                           Chairman, President and
                                              Chief Executive Officer


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below under the heading "Signature" constitutes and appoints Geoffrey P. Jurick or Kenneth A. Corby or either of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments (including post-effective amendments) to this Registration Statement and any related Registration Statement filed under Rule 462(b), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.

Name                                        Title                           Date
----                                        -----                           ----


   /s/ Geoffrey P. Jurick           Chairman of the Board,             March 14, 2003
------------------------------      President and Chief Executive
Geoffrey P. Jurick                  Officer (principal executive
                                    officer)

   /s/ Kenneth A. Corby             Executive Vice President           March 14, 2003
------------------------------      and Chief Financial Officer
Kenneth A. Corby                    (principal accounting and
                                    financial officer)

   /s/ Robert H. Brown, Jr.         Director                           March 14, 2003
------------------------------
Robert H. Brown, Jr.

   /s/ Peter G. Bunger              Director                           March 14, 2003
------------------------------
Peter G. Bunger

   /s/ Jerome H. Farnum             Director                           March 14, 2003
------------------------------
Jerome H. Farnum

   /s/ Stephen H. Goodman           Director                           March 14, 2003
------------------------------
Stephen H. Goodman

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


         We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3, No. 33-XXXXX) and related Prospectus of Emerson Radio Corp. for the registration of 4,817,321 shares of its common stock and to the incorporation by reference therein of our report dated June 28, 2002, with respect to the consolidated financial statements and schedules of Emerson Radio Corp. included in its Annual Report (Form 10-K) for the year ended March 31, 2002, filed with the Securities and Exchange Commission.


New York, New York        /S/  ERNST & YOUNG LLP
March 14, 2003